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Exhibit 99.2

News Release

EMPLOYEES AT NORANDA'S ALTONORTE SMELTER RATIFY
NEW THREE-YEAR COLLECTIVE AGREEMENT

ANTOFAGASTA, CHILE, December 23, 2003 — Noranda Inc. announced today that 382 unionized employees at its Altonorte copper smelter, located near Antofagasta, Chile, have voted in favour of accepting the terms of a new three-year collective agreement. The new agreement is effective December 24, 2003.

The three-year agreement includes improvements to wages and benefits, as well as cost-cutting measures and provisions for a performance bonus.

The Altonorte smelter is a custom copper smelter located in one of the highest growth areas for copper mine development in the world. The smelter recently completed a US$170 million expansion project that doubled its capacity to treat copper concentrate from 385,000 to 820,000 tonnes per year. Copper anode production has increased from 160,000 to 290,000 tonnes per year and by-product sulphuric acid from 220,000 to 700,000 tonnes per year. In 2002, the smelter processed over 452,000 tonnes of material and produced 323,000 tonnes of sulphuric acid. It employs about 500 people.

Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulfuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. It is listed on The Toronto Stock Exchange and the New York Stock Exchange (NRD) and employs 15,000 people.

CONTACT:

Dale Coffin
Director, External Communications
416-982-7161

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EMPLOYEES AT NORANDA'S ALTONORTE SMELTER RATIFY NEW THREE-YEAR COLLECTIVE AGREEMENT